L Q Corporation, Inc.
888 Seventh Avenue
New York, New York 10019

June 7, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	L Q Corporation, Inc. Registration Statement on Form S-4 File No. 333-143501-01

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), application is hereby made by L Q Corporation, Inc., a Delaware corporation (“L Q Corporation”), to withdraw its registration statement on Form S-4 (File No. 333-143501-01), including all exhibits thereto (the “Registration Statement”).

        The Registration Statement, which was initially filed with the Securities and Exchange Commission (the “Commission”) by L Q Corporation on June 4, 2007, relates to a proposed merger involving Dynabazaar, Inc. (“Dynabazaar”), in which L Q Corporation’s stockholders are to receive newly issued shares of Dynabazaar’s common stock.

        Due to a filing error, the Registration Statement was mistakenly filed using the EDGAR filing codes for both L Q Corporation and Dynabazaar, instead of using only Dynabazaar’s EDGAR filing codes. Because of the filing error and the fact that L Q Corporation is not issuing or registering any securities, L Q Corporation believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

        The Commission has not declared the Registration Statement effective, and no securities have been sold pursuant to the Registration Statement.

Securities and Exchange Commission
June 7, 2007

        L Q Corporation respectfully requests that the Commission (i) grant this application for withdrawal of the Registration Statement and (ii) issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of L Q Corporation, with the Commission consenting thereto.

Very truly yours, L Q CORPORATION, INC. By: /s/ Sebastian E. Cassetta Name: Sebastian E. Cassetta Title: President and Chief Executive Officer